Ambac Financial Group, Inc. One State Street Plaza New York, NY 10004 212.668.0340

April 26, 2010

Ms. Karen Ubell

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Ambac Financial Group, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed April 16, 2010
File No. 001-10777

Dear Ms. Ubell:

This letter is submitted on behalf of Ambac Financial Group, Inc. (“Ambac”) in response to comments received from the Securities and Exchange Commission staff (“Staff”), in a letter dated April 23, 2010, with respect to Ambac’s Preliminary Proxy Statement on Schedule 14A filed on April 16, 2010 (“Preliminary Proxy Statement”).

Ambac appreciates the efforts of the Staff in this review process. Enhancement of the overall disclosures in our filings is an objective that we share with the Staff and one that we continuously consider in our filings. In connection with responding to your comments, we acknowledge that Ambac is responsible for the adequacy and accuracy of the disclosures in our filings; that SEC staff comments or changes to disclosure in response to SEC staff comments in the filings reviewed by the staff do not foreclose the SEC from taking any action with respect to the filing; and that Ambac may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

For reference purposes, the text of your April 23, 2010 letter has been reproduced in this letter with responses directly following the reproduced text.

Proposal Two

1.	You disclose that the number of shares of common stock issued and outstanding will be reduced from approximately 288,380,178 shares to a range of approximately 29,869,389 shares to 5,973,878 shares, depending upon the reverse stock split ratio selected by the company’s board of directors. Please disclose whether you currently have, or do not have, any plans with respect to the increased number of authorized unissued shares of common stock that will result upon the realization of the proposed reverse stock split.

Ambac response:

The Preliminary Proxy Statement has been amended to reflect the Staff’s comment. Attached please find the amended language that we will include in Ambac’s Proxy Statement.

April 26, 2010

Proposal Three

2.	Please amend your filing to include as an appendix the Tax Benefit Preservation Plan.

Ambac response:

The Tax Benefit Preservation Plan was previously filed on February 3, 2010 on a Form 8-K. The Preliminary Proxy Statement has been amended to reflect the prior filing of this plan. Attached please find the page with the revised language.

Please feel free to contact me at (212) 208-3355 should you require further information or have any questions.

Sincerely,

/s/ Anne Gill Kelly

Anne Gill Kelly

Managing Director, Corporate Secretary

and Assistant General Counsel

The purpose of the Reverse Stock Split is to increase the per share trading value of our common stock. Our Board of Directors intends to effect the proposed Reverse Stock Split only if the implementation of a reverse stock split is determined by the Board of Directors to be in the best interests of Ambac and its stockholders. Our Board of Directors may exercise its discretion not to implement the Reverse Stock Split.

Impact of the Reverse Stock Split, if Implemented

If approved and effected, the Reverse Stock Split will be realized simultaneously and in the same ratio for all of our common stock. The Reverse Stock Split will affect all holders of our common stock uniformly and will not affect any stockholder’s percentage ownership interest in Ambac, except for any changes as a result of the treatment of fractional shares. As described below, holders of common stock otherwise entitled to a fractional share as a result of the Reverse Stock Split will receive a cash payment in lieu of such fractional share. These cash payments will reduce the number of post-reverse stock split holders of our common stock to the extent there are concurrently stockholders who would otherwise receive less than one share of common stock after the Reverse Stock Split.

The principal effects of the Reverse Stock Split will be that:

•

depending on the ratio for the Reverse Stock Split selected by our Board of Directors, each ten or fifty shares of common stock owned by a stockholder, or any whole number of shares of common stock between ten and fifty as determined by the Board of Directors, will be combined into one new share of common stock;

•

the number of shares of common stock issued and outstanding will be reduced from approximately 288,380,178 shares to a range of approximately 29,869,389 shares to 5,973,878 shares, depending upon the Reverse Stock Split ratio selected by the Board of Directors;

•

based upon the Reverse Stock Split ratio selected by our Board of Directors, proportionate adjustments will be made to the per share exercise price and/or the number of shares issuable upon the exercise or conversion of all outstanding options, restricted stock awards, restricted stock units, warrants, convertible or exchangeable securities entitling the holders to purchase, exchange for, or convert into, shares of common stock, which will result in approximately the same aggregate price being required to be paid for such options and restricted stock awards and units upon exercise immediately preceding the Reverse Stock Split; and

•

the number of shares reserved for issuance or pursuant to the securities or plans described in the immediately preceding bullet will be reduced proportionately based upon the Reverse Stock Split ratio selected by our Board of Directors.

The table below illustrates the effect, as of April 1, 2010, of a Reverse Stock Split at certain ratios on (i) the shares of common stock outstanding and reserved for issuance and (ii) the resulting number of shares of common stock available for issuance:

	Shares of Common Stock Outstanding plus Shares of Common Stock Reserved for Issuance	Total Authorized Shares of Common Stock	Shares of Common Stock Available for Issuance (% of total authorized)
Ten-for-one stock split is approved	29,869,389	650,000,000	95.40%
Twenty-five-for-one stock split is approved	11,947,755	650,000,000	98.16%
Fifty-for-one stock split is approved	5,973,878	650,000,000	99.08%

Ambac currently has no plans for its authorized unissued shares.

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Proposal 3: Approve the Tax Benefit Preservation Plan

We are asking you to approve the Tax Benefit Preservation Plan

Our Board of Directors has approved, and is hereby soliciting stockholder approval of, a tax benefit preservation plan, which plan was entered into on February 2, 2010, between Ambac and Mellon Investor Services, LLC, as rights agent (the “Tax Benefit Preservation Plan”). The Tax Benefit Preservation Plan seeks to protect Ambac’s valuable federal net operating losses (“NOLs”) under Section 382 of the Internal Revenue Code of 1986, as amended (the “Code”). A copy of the Tax Benefit Preservation Plan is filed as Exhibit 4.1 to Ambac’s Current Report on Form 8-K filed on February 3, 2010 with the Securities and Exchange Commission.

A vote FOR this Item 3 will constitute approval of the Tax Benefit Preservation Plan and provide for the continuation of such plan in accordance with its terms. Under the Tax Benefit Preservation Plan, each share of our common stock will carry with it one preferred share purchase right (a “Right”), which will effectively impose a significant penalty on any person or group that acquires after February 2, 2010, 4.9% or more of our outstanding common stock, without the approval of our Board. The Rights that exist under the Tax Benefit Preservation Plan will expire on the earlier of (i) February 2, 2011 if approval of the Tax Benefit Preservation Plan is not approved by a majority of Ambac’s stockholders or February 2, 2013 if the Tax Benefit Preservation Plan is approved by a majority of Ambac’s stockholders, (ii) the time at which the Rights are redeemed, (iii) the time at which the Rights are exchanged, (iv) the repeal of Section 382 or any successor statute, or any other change, if the Board determines that this Plan is no longer necessary for the preservation of tax benefits, or (v) a determination by the Board, prior to the time any person or group becomes an Acquiring Person (as described below), that the Plan and the Rights are no longer in the best interests of Ambac and its stockholders.

Background and Reasons for the Tax Benefit Preservation Plan

The benefit of our NOLs would be significantly reduced if we were to experience an “ownership change” as defined in Section 382. As of December 31, 2009, Ambac had NOLs amounting to approximately $5.1 billion. Ambac can utilize these tax attributes in certain circumstances to offset future U.S. taxable income and reduce its U.S. federal income tax liability, which may arise even in periods when Ambac incurs an accounting loss for reporting purposes. However, Ambac’s ability to use the NOLs could be substantially limited if there were an “ownership change” as defined under Section 382 of the Code. Because the amount and timing of our future taxable income, if any, cannot be accurately predicted, we cannot estimate the exact amount of NOLs that can ultimately be used to reduce Ambac’s income tax liability. However, we believe the NOLs are a valuable asset and that it is in Ambac’s best interests to prevent the imposition of limitations on their use through the Tax Benefit Preservation Plan.

The Tax Benefit Preservation Plan, as it may be amended and restated, is not designed to protect stockholders against the possibility of a hostile takeover, but was adopted in an effort to protect stockholder value by preserving Ambac’s ability to use its NOLs.

Section 382 Ownership Calculations

Calculating whether an “ownership change” has occurred is subject to inherent uncertainty. This uncertainty results from the complexity and ambiguity of the Section 382 provisions, as well as limitations on the knowledge that any publicly traded company can have about the ownership of and transactions in its securities. Based upon the information available to us, along with our evaluation of various scenarios, we believe that we have not experienced an “ownership change.” However, if no action is taken, it is possible that we could undergo a Section 382 “ownership change.”

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